GREENSHIFT CORPORATION
                           One Penn Plaza, Suite 1612
                               New York, NY 10119





                                        May 18, 2009

Via EDGAR
Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re: Form 10-K for the fiscal year ended December 31, 2008 Form 10-KSB for the fiscal year ended December 31, 2007 File No. 000-50469

Dear Mr. Decker:

I am writing in response to your letter dated May 5, 2009. We are currently working with our independent accountants to prepare complete responses to the SEC Staff comments. As a result, we will require additional time to complete the process. We plan on filing our responses via Edgar on or before June 16, 2009.

                                      Sincerely,

                                      /s/ Edward Carroll
                                      -----------------------
                                          Edward Carroll